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                             December 16, 2022

       Randall W. Atkins
       Chairman and Chief Executive Officer
       Ramaco Resources, Inc.
       250 West Main Street, Suite 1900
       Lexington, Kentucky 40507

                                                        Re: Ramaco Resources,
Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed November 23,
2022
                                                            File No. 333-267152

       Dear Randall W. Atkins:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 31, 2022 letter.

       Amendment No. 2 to Registration Statement on Form S-1

       Pro Forma Cash Available For Dividend For Year Ending December 31, 2022 and 2023, page 4

   1. Revise to discuss why you lowered your pro forma revenue projections for the periods ended December 31, 2022
and 2023, and discuss any known trends in either prices
                                                        or production volumes
that are impacting your pro forma revenue projections.
       Estimated Cash Available for Dividends for the Years Ending December 31, 2022 and 2023,
       page 40

   2. We note your revisions in response to prior comment 9 and reissue the comment in part.
                                                        It appears that the
presentation continues to provide information on an annual basis. As you intend to pay
specific quarterly dividends, we believe that you should expand your
 Randall W. Atkins
Ramaco Resources, Inc.
December 16, 2022
Page 2
      disclosure to provide the presentation on a quarterly basis, including your estimated cash available for distribution on a quarterly basis and the related assumptions.
        You may contact Robert Babula, Staff Accountant, at 202-551-3339 or Gus Rodriguez,
Accounting Branch Chief, at 202-551-3752 if you have questions regarding comments on the financial statements and related matters. You may contact Ken Schuler, Mining Engineer, at
202-551-3718 if you have questions regarding engineering comments. Please contact Irene
Barberena-Meissner, Staff Attorney, at 202-551-6548 or Loan Lauren Nguyen, Legal Branch
Chief, at 202-551-3642 with any other questions.



                                                           Sincerely,
FirstName LastNameRandall W. Atkins
                                                           Division of
Corporation Finance
Comapany NameRamaco Resources, Inc.
                                                           Office of Energy &
Transportation
December 16, 2022 Page 2
cc:       Matthew R. Pacey, P.C.
FirstName LastName